Exhibit 99.1

ZIM Announces Acquisitions of Seven Secondhand Vessels During October 2021

Transactions Complement Principal Chartering-in Strategy

HAIFA, October 21, 2021 -- ZIM Integrated Shipping Services Ltd. (NYSE: ZIM), announced today that during the month of October 2021, it purchased seven secondhand vessels (built between 2007-2009) in a number of separate transactions. The vessels purchased include five 4,250 TEU vessels and two 1,100 TEU vessels, for a total consideration of approximately $320 million.

Eli Glickman, ZIM President & CEO, stated: “Since going public our focus has been to allocate capital to strengthen our commercial prospects and create long-term shareholder value. With the opportunistic acquisition of these much-needed vessels, we have drawn on our strong cash position and our agile approach to maintain and expand our operating fleet to meet growing customer demand, while remaining committed to delivering industry superior profitability. Going forward, we will continue to complement our primary strategy of chartering-in the vast majority of our vessels, by selectively acquiring second-hand tonnage when the appropriate opportunities arise.”

About ZIM

ZIM is a global, asset-light container liner shipping company with leadership positions in the markets where it operates. Founded in Israel in 1945, ZIM is one of the oldest shipping liners, with over 76 years of experience, providing customers with innovative seaborne transportation and logistics services with a reputation for industry leading transit times, schedule reliability and service excellence.

Forward Looking Statements

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including forward-looking statements regarding ZIM’s ability to meet growing market demand and to provide reliable service to customers, as well as assessment as to the growth trend of the market. These risks and uncertainties include, but are not limited to: the possibility that ZIM will not be able to meet demand from customers, the risk that the growth trend of the market will not continue or be slower than expected; the risk that current trends in the chartering market will weaken or reverse, and other factors detailed from time to time in ZIM’s periodic reports and filings with the Securities and Exchange Commission (“SEC”), including ZIM's annual report on Form 20-F filed with the SEC on March 22, 2021. ZIM expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise. ZIM does not make any prediction or statement about the performance of its securities.

ZIM Contacts

Media:
Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-8652520
shats.avner@zim.com

Investor Relations:
Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com